ESCADA

06017069

SEC MAIL PROCESSING RECEIVED SEP 22 2006 WASH. D.C. 160 SECTION

ESCADA AG Margaretha-Ley-Ring 1 D-85609 Aschheim

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549-0302
USA

Aschheim/Munich, Sep 15, 2006

ESCADA AG Paper Filing
SEC Exemption No: 82-34894

Dear Sirs,

SUPPL

Please find enclosed the following paper filings:

⇒ Ad-hoc release: Swiss finance group Finartis takes control of ESCADA's largest shareholder HMD Investment Partners LP
⇒ Ad-hoc and press release: ESCADA records nearly double-digit growth in operative earnings for first half of fiscal year 2005/2006
⇒ Ad-hoc and press release: Change in the creative leadership of the ESCADA brand
⇒ Interim Report: The first six months of fiscal year 2005/2006

Yours faithfully,

ESCADA AG

Viona Brandt
Head of Investor Relations
http://investor-relations.escada.com

PROCESSED
SEP 28 2006
THOMSON
FINANCIAL

dlw 9/25

ESCADA

Ad-hoc announcement according to § 15 WpHG (*German Securities Act*)
Shareholder Structure

ESCADA AG
Margaretha-Ley-Ring 1
D-85609 Aschheim/Munich, Germany

DE 0005692107
DE 000AOFAQF2

Swiss finance group Finartis takes control of ESCADA's largest shareholder HMD Investment Partners LP

Aschheim, May 18, 2006 – The Board of Management of ESCADA AG has been informed that as of May 12, 2006 the Swiss finance group Finartis through its asset management company 'European New Horizon (ENH)' has acquired 100% control of ESCADA AG's largest shareholder, HMD Investment Partners LP, from HMD Partners. HMD Partners had lately been ESCADA's largest shareholder with almost 27% of the voting rights and capital in the company. HMD Partners initiated this investment in ESCADA in October 2003 through capital measures.

Finartis Group is based in Geneva and manages a diversified pool of assets with investments in stock-listed companies and other investments including private equity and real estate.

As part of the transaction, HMD Investment Partners LP has been renamed FCMH Fund LP.

__**Further Information:**__

Financial Press:
Frank Elsner Kommunikation für Unternehmen GmbH
Tel.: +49 – 5404 – 91 92 0
Fax: +49 – 5404 – 91 92 29
Mail: info@elsner-kommunikation.de

Investor Relations:
Viona Brandt, ESCADA
Tel.: +49 89 9944 1336
Fax: +49 89 9944 1500
Mail: viona.brandt@de.escada.com

ESCADA

Ad-hoc announcement according to § 15 WpHG (*German Securities Act*)
Half year figures

ESCADA AG
Margaretha-Ley-Ring 1
D-85609 Aschheim/Munich, Germany

DE 0005692107
XS 0215685115

ESCADA records nearly double-digit growth in operative earnings for first half of fiscal year 2005/2006

Aschheim/Munich, June 29, 2006 - ESCADA AG records positive business performance for first half of fiscal year 2005/2006 (reporting date: October 31) in line with expectations. Group sales for the ladies' luxury fashion manufacturer were up by 6.2%, increasing from 312.6 million Euro for the same period of last year to 332.1 million Euro. In the second quarter ESCADA raised Group sales by 8.5% to 165.4 million Euro (second quarter 2004/2005: 152.5 million Euro).

At 36.9 million Euro the consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) grew overproportionally to sales and were up by 9.8% against the first half of last year (33.6 million Euro). EBITDA for the ESCADA brand increased by 16.2%, from 22.8 million Euro to 26.5 million Euro. As had been expected, the PRIMERA Group's EBITDA of 10.4 million Euro remained below the figure for last year's first half of 12.2 million Euro. This was due to start-up costs for the expansion of the own retail and because of positive extraordinary effects recorded in the first six months of fiscal year 2004/2005. Group EBITDA for the second quarter was up by 25.2% from 13.1 million Euro to 16.4 million Euro, marking a significant and overproportional rise on sales performance.

Over the last months the Board of Management extensively reviewed and assessed the Group, as a result of which the Board considers individual positions in the balance sheet to be in need of correction. This concerns essentially the new valuation of inventories and deferred taxes abroad. The measures relating to inventories create a basis for the announced improvement in working capital management, which is to be executed more rapidly in the future.
Of the total sum of 16.3 million Euro, a maximum of 10% could become cash-effective. Posted in the second quarter, these expenses will be reported with 11.5 million Euro as a separate item after EBIDTA in the Group's Income Statement and with 4.8 million Euro under the taxes on income.

ESCADA

Allowing for one-time expenses, the Group generated earnings before taxes for the first six months of 6.5 million Euro (first six months 2004/2005: 14.5 million Euro). Without one-time expenses, earnings before taxes were up by nearly 28% to 18.5 million Euro.

The Board of Management affirms its sales forecast for the full fiscal year 2005/2006 and concretizes expectations on earnings. The Board of Management estimates sales to grow in the mid single-digit percentage region and reckons EBITDA to increase by around 10%. Group earnings after taxes are expected to record a positive figure.

Contact:
Viona Brandt
Investor Relations
Tel.: ++49 – 89 – 99 44 13 36
viona.brandt@de.escada.com

ESCADA

PRESS RELEASE

ESCADA records nearly double-digit growth in operative earnings for first half of fiscal year 2005/2006

- **Group sales up by 6.2%, EBITDA up by 9.8%**
- ***One-time balance sheet measures affect earnings of second quarter***
- **Full fiscal year: Single digit growth rate of sales affirmed, EBITDA growth expected to be in the range around 10%**

Aschheim/Munich, June 29, 2006 - ESCADA AG records positive operative business performance for first half of fiscal year 2005/2006 (reporting date: October 31) in line with expectations. Sales and operative earnings of the ladies' luxury fashion manufacturer increased significantly. The second quarter result was affected, nonetheless, by one-time expenses due to structural measures in the balance sheet. The Board of Management remains optimistic for the full fiscal year and reckons with a continuation of the positive operative trend.

Performance first half year 2005/2006

- Group sales were up by 6.2%, rising from 312.6 million Euro for the same period of last year to 332.1 million Euro. For the ESCADA brand, which grew by of 6.0% to 220.5 million Euro (first six months 2004/2005: 208.1 million Euro), it was above all the European markets that contributed to this performance. Sales for the PRIMERA Group rose by 7.2 %, up from 104.1 million Euro to 111.6 million Euro. Here the ongoing expansion of the own retail proved to be the main driver.

- Gross profit margin was raised by 2.5 percentage points to 64.6%, which was, among other things, due to the continued improvement of the full-price sell-through of goods.

- At 36.9 million Euro the consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) grew by 9.8% against the first half of last year (33.6 million Euro).
  EBITDA for the ESCADA brand increased by 16.2%, from 22.8 million Euro to 26.5 million Euro. Due to start-up costs for the expansion of the own retail and last year's positive extraordinary effects, the PRIMERA Group's operative earnings of 10.4 million Euro remained below the figure of last year's first half of 12.2 million Euro, as had been expected. Without extraordinary effects of 1.4 million Euro, EBITDA for the first half year 2004/2005 would have been 10.8.

- Over the last months the Board of Management extensively reviewed and assessed the Group, as a result of which the Board considers individual positions in the balance sheet to be in need of correction. These one-time expenses concern essentially the new valuation of inventories and deferred taxes abroad. Of the total sum of 16.3 million Euro, a maximum of 10% could become cash-effective. Posted in the second quarter, these expenses will be reported with 11.5 million Euro as a separate item after EBITDA in the Group's Income Statement and with 4.8 million Euro under the taxes on income. The measures relating to inventories create a basis for the announced improvement in working capital management, which is to be executed more rapidly in the future.

- Allowing for one-time expenses, the Group generated earnings before taxes for the first six months of 6.5 million Euro (first six months 2004/2005: 14.5 million Euro). Adjusted by the one-time expenses, earnings before taxes were up by nearly 28% to 18.5 million Euro.

- For the first half year ESCADA Group generated a positive Cash Flow from operating activities of 8.7 million Euro (same period of the previous year: 14.8 million Euro). Considerable effects from the measures introduced toward Cash Flow optimization can be expected for the second half of the current fiscal year. At 119.3 million Euro inventories per April 30, 2006 were 6.2 million Euro below the level per reporting date as of October 31, 2005.

Performance second quarter 2005/2006

- ESCADA raised Group sales by 8.5% to 165.4 million Euro (second quarter 2004/2005: 152.5 million Euro) in the second quarter. Both, ESCADA as well as PRIMERA, contributed toward the improved sales.
- Group EBITDA was up by 25.2% from 13.1 million Euro to 16.4 million Euro, marking a significant and overproportional rise on sales performance.

Outlook for full fiscal year 2005/2006

The Board of Management affirms its sales forecast for the full fiscal year 2005/2006 and concretizes expectations on earnings. The Board of Management estimates sales to grow in the mid single-digit percentage region and reckons EBITDA to increase by around 10%. Group earnings after taxes are expected to record a positive figure.

Frank Rheinboldt, CEO of ESCADA AG: "We are satisfied with the operative performance over the first six months. ESCADA is continuing on its path of growth and manages to generate overproportional gains in earnings. Our collections continue to be received with good response, both by the retailers as well as our end customers. Though the revaluations made during the second quarter will have a short-term effect on earnings, they underline our focus on improving Cash Flow by reducing current assets and therefore constitute an important basis for the continued profitable growth of ESCADA."

For further information:

Financial press:
Frank Elsner Kommunikation für Unternehmen GmbH
Tel.: +49 – 5404 – 91 92 0
Fax: +49 – 5404 – 91 92 29
Mail: info@elsner-kommunikation.de

Investor Relations:
Viona Brandt, ESCADA
Tel.: +49 89 9944 1336
Fax: +49 89 9944 1500
Mail: viona.brandt@de.escada.com

ESCADA Group at a glance

(Figures according to IAS/IFRS)

Income statement

in million Euro	**Q 2 2005/2006**	Q 2 2004/2005	**6 months 2005/2006**	6 months 2004/2005
Group sales	165.4	152.5	332.1	312.6
• ESCADA	106.9	98.2	220.5	208.1
• PRIMERA Group	58.5	54.3	111.6	104.1
• Others	0.0	0.0	0.0	0.4
Gross profit	100.8	90.4	214.7	194.2
Gross profit in %	60.9	59.3	64.6	62.1
Operating expenses[1]	95.2	80.0	191.2	171.1
• in % of sales	57.6	52.5	57.6	54.7
Other operating income	10.8	2.7	13.4	10.5
Earnings before interest, taxes, depreciation and amortization (EBITDA)	16.4	13.1	36.9	33.6
• ESCADA	11.9	8.5	26.5	22.8
• PRIMERA Group	4.5	4.6	10.4	12.2
• Others	0.0	0.0	0.0	- 1.4
EBIT (before one-time expenses)	11.5	8.3	27.3	23.6
One-time expenses	11.5	0.0	11.5	0.0
EBIT (after one-time expenses)	0.0	8.3	15.8	23.6
Net financial expenses	- 4.6	- 5.1	- 9.3	- 9.1
Profit before taxes (PBT)	- 4.6	3.2	6.5	14.5
Profit after taxes (PAT)	- 9.2	1.2	- 3.0	7.2
Group profit (after minority interests)	- 9.2	0.9	- 3.0	6.8
Capital expenditures	8.3	2.8	11.9	5.9

[1] Total of other operating expenses and personnel expenses, without depreciation and amortization

Earnings per share (after one-time expenses in Q2 2006)

	Q2 2005/2006	Q2 2004/2005	**6 months 2005/2006**	6 months 2004/2005
Group earnings in million Euro	- 9.2	0.9	-3.0	6.8
Weighted number of issued no-par shares	16,550,094	16,463,429	16,550,094	16,463,429
Undiluted earnings per share in Euro	**- 0.56**	0.05	**- 0.18**	0.41
Weighted potential no-par shares from conversion of convertible bond and stock options	598.580	346.129	598.580	346.129
Total weighted and potential no-par shares	17.148.674	16.809.558	17.148.674	16.809.558
Fully diluted earnings per share in Euro	**- 0.54**	0.05	**- 0.17**	0.40

Balance sheet

in million Euro	**Apr. 30, 2006**	**Oct. 31, 2005**	**Apr. 30, 2005**
.			
Balance sheet total	427.6	433.4	428.7
Inventories	119.3	125.5	117.7
Economic equity[1]	104.1	101.9	96.0
Economic equity ratio in %	24.3	23.5	22.4
Net debt	207.2	207.7	207.6

[1] not including minority interests and including the convertible bond 2003/2013

ESCADA

Ad-hoc announcement according to § 15 WpHG (*German Securities Act*)
Personnel matters

ESCADA AG
Margaretha-Ley-Ring 1
D-85609 Aschheim/Munich, Germany

DE 0005692107
XS 0215685115

Change in the creative leadership of the ESCADA brand

Aschheim/Munich Germany, September 15, 2006 – Damiano Biella is to become Creative Director at ESCADA AG, effective from October 1, 2006 with responsibility for the ESCADA brand. In this newly created function the 35-year old Italian will be responsible for the comprehensive presentation of the luxury fashion brand. He follows Brian Rennie (43), who has been responsible for the development of collections as Design Director since 1994 and who will be leaving the ESCADA-Group.
Mr. Biella has been Design Director with the Italian fashion brand Valentino in Rome since 2003. Prior to this he had held positions at Carolina Herrera (New York), Celine (Paris), and Gucci.

Contact:
Viona Brandt
Investor Relations
Tel.: ++49 – 89 – 99 44 13 36
viona.brandt@de.escada.com

ESCADA

PRESS RELEASE

Change in the creative leadership of the ESCADA brand

- **Damiano Biella comes as Creative Director from the fashion house Valentino to Munich**
- **Frank Rheinboldt: "Opening a new era in the design of the brand"**

Aschheim/Munich, Germany, September 15, 2006 – ESCADA, one of the world's leading brands for ladies' luxury fashion is to be given a new creative head. As of October 1, 2006, Damiano Biella will take over the function as Creative Director at ESCADA AG. In this newly created function the 35-year old Italian will be responsible for the comprehensive presentation of the brand. He follows Brian Rennie (43), who has been responsible for the development of collections as Design Director since 1994 and who leaves the ESCADA-Group.

Damiano Biella has been Design Director with the Italian fashion brand Valentino in Rome since 2003, with responsibility for the development of the Valentino lines Couture, Ready to Wear, Roma, Uomo (Men) as well as the license business. At present his tasks also include creative responsibility for the advertisement campaigns and presentation of the Valentino lines to customers and the media.
Prior to this assignment Biella worked for five years as Creative Director at Carolina Herrera in New York. His other professional stations included the Parisian luxury label Celine (LVHM Group) and Gucci.

Frank Rheinboldt, CEO of ESCADA AG: "In Damiano Biella we have won a renowned and internationally experienced Creative Director with a distinctively feminine signature. I am convinced that he will be a major creative enrichment for our house. With Damiano Biella we want to open a new era in the design of the ESCADA brand. The brand has to be developed further in the spirit of the age."

Damiano Biella: "ESCADA ranks among the world's major luxury-brands for ladies fashion. For me it is an exciting challenge, to give the ESCADA look an emotional and fashionable new luxurious definition."

For further information:

Financial press:
Frank Elsner Kommunikation für Unternehmen GmbH
Tel.: +49 – 5404 – 91 92 0
Fax: +49 – 5404 – 91 92 29
Mail: info@elsner-kommunikation.de

Investor Relations:
Viona Brandt, ESCADA
Tel.: +49 89 9944 1336
Fax: +49 89 9944 1500
Mail: viona.brandt@de.escada.com

ESCADA GROUP

The first six months of fiscal year 2005/2006

Key figures for ESCADA-Group (IAS/IFRS)

in million Euro	**6 months 2005/2006**	6 months 2004/2005	**2. Quarter 2005/2006**	2. Quarter 2004/2005
Sales	332.1	312.6	165.4	152.5
ESCADA brand	220.5	208.1	106.9	98.2
PRIMERA Group	111.6	104.1	58.5	54.3
Gross profit in %	64.6	62.1	60.9	59.3
ESCADA brand	70.2	66.4	67.2	64.2
PRIMERA Group	53.7	55.1	49.6	50.5
EBITDA	36.9	33.6	16.4	13.1
ESCADA brand	26.5	22.8	11.9	8.5
PRIMERA Group	10.4	12.2	4.5	4.6
Profit before tax	6.5	14.5	-4.6	3.2
Group earnings	-3.0	6.8	-9.2	0.9
Capital expenditures	11.9	5.9	8.3	2.8

	April 30, 2006	Jan 31,2006	Oct. 31, 2005	April 30, 2005
Net debt (in million Euro)	207.2	223.9	207.7	207.6
Employees (headcount)	3,970	3,981	3,974	3,869
Share price (Euro)	26.0	26.4	21.2	17.4

Earnings per share (after one-time expenses in Q2 2006)

	6 months 2005/2006	6 months 2004/2005	**Q2 2005/2006**	Q2 2004/2005
Group earnings in million Euro	- 3.0	6.8	- 9.2	0.9
Weighted number of issued no-par shares	16,550,094	16,463,429	16,550,094	16,463,429
Undiluted earnings per share in Euro	**- 0.18**	0.41	**- 0.56**	0.05
Weighted potential no-par shares from conversion of convertible bond and stock options	598,580	346,129	598,580	346,129
Total weighted and potential no-par shares	17,148,674	16,809,558	17,148,674	16,809,558
Fully diluted earnings per share in Euro	**- 0.17**	0.40	**- 0.54**	0.05

ESCADA Group in overview

ESCADA Group is a worldwide active company for women's luxury fashion with a global presence in over 60 countries. The company is structured into the brands ESCADA and PRIMERA-Group.

The ESCADA brand includes the segments Fashion (ESCADA Collection and ESCADA Sport), Accessories (handbags, shoes and small leather goods) as well as Licenses (fragrances, eyewear, scarves, ties, Kid's fashion and jewelry). ESCADA stands for first-class fabrics, exclusiveness, highest workmanship and wearing comfort as well as color and femininity.

The PRIMERA-Group includes the labels apriori, cavita and Laurèl and the retail-chain BiBA.

Highlights of the first half year 2005/2006

- Positive business performance of Group in line with expectations
- Sales for first six months up by 6.2%
- Overproportional growth of EBITDA by 9.8%
- One-time expenses for structural measures on balance sheet affect earnings of second quarter
- Full fiscal year: Single digit growth rate for sales affirmed, EBITDA growth expected to be around 10%

Report on current situation of ESCADA Group

Sales development

The ESCADA Group generated revenues of 332.1 million Euro over the first six months of fiscal year 2005/2006 (November to April), a 6.2% increase compared with the same period of the previous year (312.6 million Euro). Growth for the second quarter (+8.5%) was stronger than that recorded for the first three months (+4.1%). Generally, the sales performance is within expectations.

Both business units contributed toward growth. The ESCADA brand generated sales of 220.5 million Euro during the first six months, which was a 6.0% increase on last year's figure (208.1 million Euro). This growth is essentially due to the effects of foreign-exchange rates. On the basis of constant exchange rates on last year, the business unit recorded a growth of 2.5%. First half-year revenues for the PRIMERA Group came to 111.6 million Euro, which was a 7.2% increase on the same period of last year (104.1 million Euro).

No sales were reported anymore for the item "Others" (first half year 2004/2005: 0.4 million Euro).

The geographical split shows that the ESCADA Group grew in all regions. Growth for North America (+7.4%), however, is purely due to the effects of foreign-currency rates (adjusted growth: -2.1%) The performance in Europe (+6.7%) was gratifying, not least because of the ongoing buoyancy of the Eastern European markets and Spain. The region Asia shows a 3.1% growth, which is, however, entirely due to the effects of foreign-currency rates.

Second quarter sales for the Group came to 165.4 million Euro, after 152.5 million Euro over the same period of the previous year (+8.5%). The ESCADA brand increased sales from 98.2 million Euro to 106.9 million Euro, a plus of 8.9%, while the PRIMERA Group expanded revenues from 54.3 million Euro to 58.5 million Euro, up by 7.7%.

Sales development by regions and business units

in million Euro

	6 months 2005/2006	6 months 2004/2005	Change in %	**6 months 2005/2006** Currency adjusted	Change in %	**2. Quarter 2005/2006**	2. Quarter 2004/2005	Change in %
Europe	216.3	202.8	6.7%	216.3	6.7%	111.5	102.9	8.4%
North America	65.4	60.9	7.4%	59.6	-2.1%	27.9	26.3	5.7%
Asia	50.4	48.9	3.1%	48.9	0.0%	26.0	23.3	11.6%
Total Group	**332.1**	312.6	6.2%	**324.8**	3.9%	**165.4**	152.5	8.5%
Total ESCADA	220.5	208.1	6.0%	213.2	2.5%	106.9	98.2	8.9%
PRIMERA Group	111.6	104.1	7.2%	111.6	7.2%	58.5	54.3	7.7%
Others	0.0	0.4	-100.0%	0.0	-100.0%	0.0	0.0	0.0%
Total Group	**332.1**	312.6	6.2%	**324.8**	3.9%	**165.4**	152.5	8.5%

Earnings performance

The Group's **gross profit margin** for the first half year improved by 2.5 percentage points compared with the same period of the previous year, from 62.1 % to 64.6 % of sales. This increase is in part due to the effects of foreign-exchange rates, while it is also the result of the ongoing improvements made in the full-price sell-through of goods. The gross profit margin for the second quarter was 60.9% (+1.6 percentage points on last year's second quarter).

Operative costs – the total sum of personnel expenses and other operating expenses – for the first six months came to 191.2 million Euro (same period of last year: 171.1 million Euro). This increase of 11.7% was according to plan. Approximately half of these additional costs were due to foreign-exchange rate effects from currency hedging and currency conversions and the reverse effect of currency-influenced sales growth. Other influencing cost factors are the

expansion of the own retail at PRIMERA and higher marketing expenses for the ESCADA brand.
The second quarter saw operative costs increase overproportionally by 19.0% to 95.2 million Euro (second quarter 2004/2005: 80.0 million Euro).

The **other operating income** was up from 10.5 million Euro to 13.4 million Euro for the first half of the fiscal year. This was essentially driven by profits from foreign currency transactions due in the second quarter as well as by increased royalties from the continued success of the license business. On the whole the effects from foreign currencies and the implemented foreign-exchange hedging policy had a more or less neutral effect on operative earnings.

Group **earnings before interest, taxes, depreciation and amortization (EBITDA)** for the first six months was 36.9 million Euro (first half year 2004/2005: 33.6 million Euro). At 9.8% the growth in operative earnings developed overproportionally to the growth in sales. The improvement in earnings was generated in the second quarter, which saw EBITDA achieve 16.4 million Euro (same quarter of last year: 13.1 million Euro).

At 9.6 million Euro, **depreciations and amortizations** were slightly below the level of last year (10.0 million Euro).

Consolidated **earnings before interest and taxes (EBIT)** stood at 27.3 million Euro, which is an increase of 15.7% on the same period of last year.

One-time expenses of 16.3 million Euro were posted in the second quarter, all of which were incurred by the ESCADA business unit. These expenses are attributable to the Board of Management's in-depth review and assessment of the Group during the last few months, as a result of which the Management Board considered individual positions in the balance sheet to be in need of correction. The one-time expenses essentially affect the new valuation of inventories and deferred taxes abroad. Of the total sum of 16.3 million Euro, a maximum of 10% could become cash-effective. Posted in the second quarter, these expenses will be reported with 11.5 million Euro in the Group's Income Statement as a separate item after EBIDTA as well as with 4.8 million Euro under the position taxes on income. The measures relating to inventories create a basis

for the announced improvement in working capital management, which is to be executed more rapidly in the future. These structural measures on the balance sheet therefore constitute one element for the further profitable growth of the ESCADA Group.

Allowing for the one-time expenses, the half year EBIT was 15.8 million Euro. At 8.3 million Euro EBIT for the second quarter was the same as for the corresponding quarter of the previous year.

The negative **net financial expenses** for the first six months came to -9.3 million Euro, which was slightly more than for the same period of last year (-9.1 million Euro).

Half year profit before taxes was 6.5 million Euro (first half year 2004/2005: 14.5 million Euro). Adjusted by the one-time expenses, the profit before taxes was up by nearly 28% to 18.5 million Euro.
The profit before taxes for the second quarter was negative due to the extraordinary one-time effects of -4.6 million Euro that were posted during this period (quarter of the previous year: 3.2 million Euro).

Income taxes of 9.5 million Euro (first half year 2004/2005: 7.3 million Euro) include expenses of 4.8 million Euro from value adjustment of deferred taxes. Of these 9.5 million Euro some 4.0 million Euro are cash effective.

The **Group profit after taxes and minority interests** for the first six months was -3.0 million Euro after 7.2 million Euro over the same period of last year. The Group's profit after taxes for the second quarter was -9.2 million Euro (second quarter 2004/2005: 0.9 million Euro).

Asset position

As of April 30, 2006 ESCADA Group's **balance sheet total** amounted to 427.6 million Euro, some 5.8 million Euro below the figure as of last year's reporting date (433.4 million Euro). This constitutes a reduction of 26.5 million Euro compared with the end of the first quarter 2005/2006; a development that is fully in line with the usually seasonal trend of the ESCADA business.

At 119.3 million Euro **inventories** were 6.2 million Euro below the level per reporting date as of October 31, 2005.

Cash and cash equivalents increased from 12.2 million Euro per previous reporting date to 17.1 million Euro.

Balance sheet equity came to 101.7 million Euro and was slightly above the level as of October 31, 2005 (+2.2 million Euro).

This brings the **economic equity ratio** (including the convertible bond 2003/2013 with the fixed conversion rate) to 24.3% per April 30, 2006 (October 31, 2005: 23.5%).

The largest part of the **long-term liabilities** of 219.7 million Euro is taken up by the bond issued in 2005 with a nominal volume of 200 million Euro. In comparison with the reporting data per October 31, 2005 (223.1 million Euro), only minor changes were recorded for the individual items under the long-term liabilities.

Short-term liabilities saw a rise to 18.3 million Euro, up from 13.7 million Euro, but remained significantly below the level of the first quarter (37.7 million Euro).

At 207.2 million Euro, ESCADA Group's **net debt** (calculated as interest-bearing liabilities minus cash and the outstanding non-interest bearing convertible bonds) remained more or less on the same level as at the end of the last fiscal year (October 31, 2005: 207.7 million Euro).

Cash-flow

Cash-flow of the ESCADA Group (before changes in working capital) over the first half year was 9.0 million Euro. The aforementioned one-time expenses had caused this reduction compared with the same period of the previous year (19.7 million Euro). Operating activities for the first six months generated inflow of funds of 8.7 million Euro (first six months 2004/2005: 14.8 million Euro).

The increase in **outflow of funds from capital expenditure activities** from 6.2 million Euro to 11.7 million Euro reflects above all the increased capital expenditures in the ESCADA shops.

The **Cash-flow from financing activities** achieved a positive value of 8.0 million Euro, after an outflow of funds of 13.5 million Euro registered for the same period of the previous year. This change is the result of the cessation of the costs of issuance for the bond 2005/2012 that were incurred in the first half of 2004/2005 as well the inflow of funds from borrowings made from credit lines and the exercise of stock options.

Overall, the aggregate of cash-flows brings cash and cash equivalents of the Group up by 4.9 million Euro for the first half of the year.

ESCADA segment report

Sales and EBITDA				in million Euro
	Sales		EBITDA	
	6 months 2005/2006	6 months 2004/2005	**6 months 2005/2006**	6 months 2004/2005
ESCADA Collection	137.7	133.0	16.0	12.2
ESCADA Sport	53.0	44.8	5.9	7.0
ESCADA Accessories and Licenses	14.2	16.1	1.9	0.9
Others	15.6	14.2	2.1	1.5
Non-attributable depreciations and amortizations	-----	-----	0.6	1.2
Total ESCADA	**220.5**	208.1	**26.5**	22.8

				in million Euro
	Sales		EBITDA	
	2. Quarter 2005/2006	2. Quarter 2004/2005	**2. Quarter 2005/2006**	2. Quarter 2004/2005
ESCADA Collection	60.1	57.8	4.3	3.1
ESCADA Sport	29.3	23.6	3.9	3.2
ESCADA Accessories and Licenses	6.6	7.2	1.8	0.4
Others	10.9	9.6	1.6	1.0
Non-attributable depreciations and amortizations	-----	-----	0.3	0.8
Total ESCADA	**106.9**	98.2	**11.9**	8.5

As sales performance in the ESCADA business unit picked up, the period comparison for the first half year shows a 6.0% growth to 220.5 million Euro (currency adjusted: +2.5%) Sales for the second quarter have grown by 8.9%.

While the main line ESCADA Collection, and above all ESCADA Sport, recorded sales growth for the fist six months, the ESCADA Accessories segment was below last year's level.

EBITDA for the ESCADA business unit improved significantly over the first half year, up by 3.7 million Euro to 26.5 million Euro. This improvement in earnings is largely attributable to ESCADA Collection. ESCADA Accessories and Licenses also recorded higher earnings from increased license revenues. Higher costs for

collections at ESCADA Sport, incurred above all during the first quarter, meant that its EBITDA decreased by 1.1 million Euro to 5.9 million Euro. Earnings for the second quarter, however, were back again and above the level for the same period of last year.

PRIMERA segment report

Sales and EBITDA				in million Euro
	Sales		**EBITDA**	
	6 months 2005/2006	6 months 2004/2005	**6 months 2005/2006**	6 months 2004/2005
PRIMERA Group	111.6	104.1	10.4	12.2
Others	0.0	0.4	0.0	-1.4
Total PRIMERA Group and Others	**111.6**	104.5	**10.4**	10.8

				in million Euro
	Sales		**EBITDA**	
	2. Quarter 2005/2006	2. Quarter 2004/2005	**2. Quarter 2005/2006**	2. Quarter 2004/2005
PRIMERA Group	58.5	54.3	4.5	4.6
Others	0.0	0.0	0.0	0.0
Total PRIMERA Group and Others	**58.5**	54.3	**4.5**	4.6

The PRIMERA business unit saw half year sales of 111.6 million Euro, which was an increase of 7.2% on the same period of last year. The growth in sales was due to new shop openings at the BiBA retail chain. Another factor in the own retail was the full-year-effect incurred by shops opened during the last fiscal year.

Due to start-up costs for the expansion of the own retail and last year's positive extraordinary effects, the PRIMERA Group's operative earnings of 10.4 million Euro remained below the figure of last year's first half of 12.2 million Euro, and is in line with expectations. Extraordinary effects not included, the EBITDA in the first half year of 2004/2005 at PRIMERA would have been 10.8 million Euro on a comparable basis.

EBITDA for the second quarter was almost on the same level as the figure of the previous year.

Capital expenditures

With 11.9 million Euro ESCADA Group made capital expenditures over the first six months which were more than double the sum made in the same period of 2004/2005 (5.9 million Euro). The acquisition of three ESCADA shops in France, bought from the franchisees, were the main factors for this increase. While the ESCADA business units saw capital expenditures of 9.0 million Euro (previous year's period: 4.2 million Euro), the PRIMERA Group recorded capital expenditures of 2.9 million Euro (vs. 1.7 million Euro the previous year).

Employees

Per April 30, 2006 the total headcount for the ESCADA Group was 3,970 employees, 101 more than at the same reporting date in 2005. Additional personnel was hired outside Germany, bringing the number of employees up by 146 to 1,919. At the end of the second quarter the number of staff employed in Germany, on the other hand, had fallen by 45 to 2,051 per April 30, 2005. The overall increase of employees in the Group is primarily the result of the expanded own retail sector in both business units.

Significant events subsequent to the reporting period

On May 18, 2006 ESCADA AG announced that it had received information that the Swiss finance group Finartis has taken over 100% control of 'HMD Investment Partners LP' from HMD Partners. The take-over was made through Finartis' European New Horizon (ENH) fund on May 12, 2006. With a voting and capital share of approximately 27%, HMD Partners had until then been the biggest single shareholder of ESCADA AG. As part of this transaction 3.41 % went to HMD Partners, who sold this share on May 19, 2006. The Finartis Finance Group therefore holds a voting and capital share of 23.4% at present.

In the context of these changes, Messrs. Peter Darrow and Federico Minoli resigned from the Supervisory Board in June 2006. The Board of Management and the Supervisory Board have submitted application at the relevant court of registration in-charge to have Messrs. Roustam Aksenenko and Franz Enderle

appointed as Supervisory Board members of ESCADA AG until the next ordinary Shareholders Meeting in 2007.

On May 30, 2006 ESCADA AG announced the appointment of Mr. Enrico Tomassini as new CEO of PRIMERA AG, Munster/Westphalia. Mr. Tomassini takes over his post from Mr. Frank Rheinboldt, who had accepted his appointment as CEO of ESCADA AG per February 1, 2006 and who had held both positions in personal union ever since. With Mr. Tomassini entering the company, Mr. Rheinboldt will take over as Chairman of the Supervisory Board of PRIMERA AG.

Forecast for the full fiscal year and outlook

The Board of Management remains optimistic for the full fiscal year 2005/2006 and reckons with a continuation of the positive operative trend. The Management Board affirms its sales forecast and specifies expectations for earnings. Thus, the forecast for Group sales to grow by a mid single-digit percentage point remains unchanged. EBITDA is set to grow by about 10% in the opinion of the Board of Management. Group earnings after taxes are expected to record a positive figure.

Aschheim/Munich, in June 2006

ESCADA AG
Board of Management

Interim Financial Statement of ESCADA Group as of April 30, 2006

Accounting and reporting principles

The consolidated interim financial statement of ESCADA AG as of April 30, 2006, as well as the consolidated interim financial statement as of April 30, 2005 and consolidated annual financial statement as of October 31, 2005, were prepared in accordance with International Financial Reporting Standards (IFRS) and their interpretations in effect as of the applicable reporting date. Applied were in particular the provisions of IAS 34 regarding interim reporting statements.

The reporting, valuation and consolidation methods applied are the same as were also used in the consolidated interim financial statements as of April 30, 2005 and the consolidated annual financial statement as of October 31, 2005. In compliance with IAS 1.91, we refer to the Notes to the consolidated annual financial statement as of October 31, 2005, where the principles applied are explained in all due detail.

The interim annual financial statement presented were not reviewed by our independent auditors.

Consolidated companies

In addition to the parent company, ESCADA AG, the consolidated Group covered by the interim financial statements comprises 41 fully consolidated companies.

ESCADA GROUP CONSOLIDATED BALANCE SHEET

AS OF APRIL 30, 2006

in million euros

ASSETS	Group 04/30/2006	ESCADA 04/30/2006	PRIMERA 04/30/2006	Other 04/30/2006	Group 10/31/2005	ESCADA 10/31/2005	PRIMERA 10/31/2005	Other 10/31/2005
Noncurrent assets								
Intangible assets	46,8	35,1	11,7	0,0	42,9	31,8	11,1	0,0
Property, plant and equipment	71,6	46,1	25,5	0,0	73,5	48,8	24,7	0,0
Financial assets	10,7	10,5	0,2	0,0	10,9	10,7	0,2	0,0
Deferred tax credits	76,3	70,1	6,2	0,0	80,5	72,6	7,9	0,0
Total noncurrent assets	**205,4**	**161,8**	**43,6**	**0,0**	207,8	163,9	43,9	0,0
Current assets								
Inventories	119,3	105,5	13,8	0,0	125,5	109,4	16,1	0,0
Trade accounts receivable	57,2	39,3	17,9	0,0	56,7	42,9	13,8	0,0
Other current assets	25,7	21,2	2,9	1,6	28,5	20,3	2,6	5,6
Tax credits	2,9	2,9	0,0	0,0	2,7	2,6	0,1	0,0
Cash and cash equivalents	17,1	11,5	5,6	0,0	12,2	9,8	1,5	0,9
Total current assets	**222,2**	**180,4**	**40,2**	**1,6**	225,6	185,0	34,1	6,5
Total assets	**427,6**				433,4			

LIABILITIES AND SHAREHOLDERS' EQUITY	Group 04/30/2006	ESCADA 04/30/2006	PRIMERA 04/30/2006	Other 04/30/2006	Group 10/31/2005	ESCADA 10/31/2005	PRIMERA 10/31/2005	Other 10/31/2005
Shareholders' equity								
Shareholders' equity	101,7				99,5			
Minority interests	-0,5				-0,5			
Total shareholders' equity	**101,2**				99,0			
Noncurrent liabilities								
Bonds	194,9	194,9	0,0	0,0	194,4	194,4	0,0	0,0
Long-term financial liabilities	5,1	5,1	0,0	0,0	5,2	5,2	0,0	0,0
Other long-term liabilities	7,9	0,9	7,0	0,0	9,0	1,1	7,9	0,0
Long-term provisions and accrued liabilities	6,0	5,9	0,1	0,0	7,3	6,9	0,4	0,0
Deferred tax liabilities	5,8	3,3	2,5	0,0	7,2	4,6	2,6	0,0
Total noncurrent liabilities	**219,7**	**210,1**	**9,6**	**0,0**	223,1	212,2	10,9	0,0
Current liabilities								
Short-term financial liabilities	18,3	0,0	18,3	0,0	13,7	4,6	9,1	0,0
Other short-term liabilities	19,4	13,5	5,9	0,0	19,4	14,2	5,2	0,0
Short-term provisions and accrued liabilities	32,0	24,1	7,9	0,0	36,9	26,7	10,2	0,0
Trade accounts payables	33,9	28,4	5,5	0,0	39,2	32,6	6,5	0,1
Tax liabilities	3,1	3,1	0,0	0,0	2,1	2,1	0,0	0,0
Total current liabilities	**106,7**	**69,1**	**37,6**	**0,0**	111,3	80,2	31,0	0,1
Total liabilities and shareholders' equity	**427,6**				433,4			

ESCADA GROUP CONSOLIDATED INCOME STATEMENT

NOVEMBER 1, 2005 - APRIL 30, 2006

in million euros

	Group	ESCADA	PRIMERA	Others	Group	ESCADA	PRIMERA	Others
	6 Months 2005/2006	**6 Months 2005/2006**	**6 Months 2005/2006**	**6 Months 2005/2006**	6 Months 2004/2005	6 Months 2004/2005	6 Months 2004/2005	6 Months 2004/2005
Sales	**332,1**	**220,5**	**111,6**	**0,0**	312,6	208,1	104,1	0,4
Changes in finished goods and work in progress	-0,3	2,1	-2,4	0,0	-4,6	-1,9	-1,0	-1,7
Cost of materials	117,1	67,8	49,3	0,0	113,8	68,1	45,7	0,0
Gross profit	**214,7**	**154,8**	**59,9**	**0,0**	194,2	138,1	57,4	-1,3
Personnel expenses	74,2	48,9	25,3	0,0	70,1	47,0	23,0	0,1
Other operating expenses	117,0	90,7	26,3	0,0	101,0	77,5	23,5	0,0
Other operating income	13,4	11,3	2,1	0,0	10,5	9,2	1,3	0,0
EBITDA	**36,9**	**26,5**	**10,4**	**0,0**	33,6	22,8	12,2	-1,4
Depreciation and amortization	9,6	7,5	2,1	0,0	10,0	7,9	2,1	0,0
EBIT (before one-time expenses)	**27,3**	**19,0**	**8,3**	**0,0**	23,6	14,9	10,1	-1,4
One-time expenses	11,5	11,5	0,0	0,0	0,0	0,0	0,0	0,0
EBIT (after one-time expenses)	**15,8**	**7,5**	**8,3**	**0,0**	23,6	14,9	10,1	-1,4
Net financial expenses	-9,3	-8,3	-1,0	0,0	-9,1	-7,9	-1,2	0,0
Profit/loss before taxes	**6,5**	**-0,8**	**7,3**	**0,0**	14,5	7,0	8,9	-1,4
Taxes on income	9,5	6,4	3,1	0,0	7,3	3,8	3,5	0,0
Profit/loss after taxes	**-3,0**	**-7,2**	**4,2**	**0,0**	7,2	3,2	5,4	-1,4
Minority interests	0,0	0,0	0,0	0,0	0,4	0,0	0,4	0,0
Consolidated profit/loss	**-3,0**	**-7,2**	**4,2**	**0,0**	6,8	3,2	5,0	-1,4

ESCADA GROUP CONSOLIDATED INCOME STATEMENT

FEBRUARY 1, 2006 - APRIL 30, 2006

in million euros

	Group Q2 2005/2006	ESCADA Q2 2005/2006	PRIMERA Q2 2005/2006	Others Q2 2005/2006	Group Q2 2004/2005	ESCADA Q2 2004/2005	PRIMERA Q2 2004/2005	Others Q2 2004/2005
Sales	**165,4**	**106,9**	**58,5**	**0,0**	152,5	98,2	54,3	0,0
Changes in finished goods and work in progress	-12,3	-2,2	-10,1	0,0	-10,4	-0,6	-9,8	0,0
Cost of materials	52,3	32,9	19,4	0,0	51,7	34,6	17,1	0,0
Gross profit	**100,8**	**71,8**	**29,0**	**0,0**	90,4	63,0	27,4	0,0
Personnel expenses	36,7	24,1	12,6	0,0	35,0	23,3	11,6	0,1
Other operating expenses	58,5	45,3	13,2	0,0	45,0	33,3	11,8	-0,1
Other operating income	10,8	9,5	1,3	0,0	2,7	2,1	0,6	0,0
EBITDA	**16,4**	**11,9**	**4,5**	**0,0**	13,1	8,5	4,6	0,0
Depreciation and amortization	4,9	3,9	1,0	0,0	4,8	3,9	0,9	0,0
EBIT (before one-time expenses)	**11,5**	**8,0**	**3,5**	**0,0**	8,3	4,6	3,7	0,0
One-time expenses	11,5	11,5	0,0	0,0	0,0	0,0	0,0	0,0
EBIT (after one-time expenses)	**0,0**	**-3,5**	**3,5**	**0,0**	8,3	4,6	3,7	0,0
Net financial expenses	-4,6	-4,0	-0,6	0,0	-5,1	-4,5	-0,6	0,0
Profit/loss before taxes	**-4,6**	**-7,5**	**2,9**	**0,0**	3,2	0,1	3,1	0,0
Taxes on income	4,6	3,4	1,2	0,0	2,0	0,7	1,3	0,0
Profit/loss after taxes	**-9,2**	**-10,9**	**1,7**	**0,0**	1,2	-0,6	1,8	0,0
Minority interests	0,0	0,0	0,0	0,0	0,3	0,0	0,3	0,0
Consolidated profit/loss	**-9,2**	**-10,9**	**1,7**	**0,0**	0,9	-0,6	1,5	0,0

ESCADA GROUP STATEMENT OF CHANGES IN EQUITY

in million euros

	Issued capital	Additional paid-in capital	Legal reserves	Other earnings reserves	Retained earnings	Foreign currency translation differences	Other capital	Minority interests	Total
Balance on October 31, 2004	**84,3**	**14,0**	**0,8**	**8,1**	**-5,8**	**-13,9**	**0,7**	**0,6**	**88,8**
Profit 11/1/2004 - 4/30/2005					6,8			0,4	7,2
Foreign currency translation differences						-1,1			-1,1
Other capital							-0,2		-0,2
Balance on April 30, 2005	**84,3**	**14,0**	**0,8**	**8,1**	**1,0**	**-15,0**	**0,5**	**1,0**	**94,7**
Balance on October 31, 2005	**84,3**	**14,1**	**0,8**	**9,4**	**6,5**	**-14,1**	**-1,5**	**-0,5**	**99,0**
Profit 11/1/2005 - 4/30/2006					-3,0			0,0	-3,0
Exercise of stock options	1,7	1,9							3,6
Foreign currency translation differences						-0,5			-0,5
Other capital							2,1		2,1
Balance on April 30, 2006	**86,0**	**16,0**	**0,8**	**9,4**	**3,5**	**-14,6**	**0,6**	**-0,5**	**101,2**

ESCADA GROUP CASH FLOW STAEMENT

in million euros

	6 Months 2005/2006	6 Months 2004/2005
Consolidated net profit/loss before minority interests	-3,0	7,2
Depreciation and amortization of noncurrent assets	10,1	10,0
Decrease of long-term provisions (-)	-1,3	-0,2
Other noncash expenses (+)	3,2	2,7
Total cash flow	**9,0**	19,7
Decrease in short-term provisions (-)	-4,9	-15,3
Loss (+) on disposal of noncurrent assets	0,2	0,5
Decrease (+) in inventories, trade accounts receivable and other assets	7,9	11,0
Decrease (-) in trade accounts payable and other liabilities	-3,5	-1,1
Cash provided by operating activities	**8,7**	14,8
Capital expenditures for noncurrent assets (-)	-11,9	-5,9
Other payments received (+) / payments (-) for financial investments	0,2	-0,3
Cash used in investing activities	**-11,7**	-6,2
Bond issue	0,0	-7,5
Proceeds from (+) repayment of (-) borrowings	4,4	-6,0
Exercise of stock options	3,6	0,0
Cash provided by / used in financing activities	**8,0**	-13,5
Changes in cash and equivalents affecting payments	5,0	-4,9
Effect of exchange rate changes on cash and equivalents	-0,1	0,0
Cash and cash equivalents at beginning of period	12,2	25,6
Cash and cash equivalents at end of period	**17,1**	20,7

KEY FIGURES BY LINE OF BUSINESS FOR SEGMENT REPORTING

in million euros

	6 Months 2005/2006	6 Months 2004/2005	6 Months 2005/2006	6 Months 2004/2005	6 Months 2005/2006	6 Months 2004/2005	6 Months 2005/2006	6 Months 2004/2005			6 Months 2005/2006	6 Months 2004/2005	6 Months 2005/2006	6 Months 2004/2005	6 Months 2005/2006	6 Months 2004/2005	6 Months 2005/2006	6 Months 2004/2005	6 Months 2005/2006	6 Months 2004/2005
	ESCADA Collection		ESCADA Sport		Accessories/Licenses		Additional Segments				Adjustments		ESCADA		PRIMERA		Others		Group	
Total Sales	183,5	167,4	66,9	56,6	20,5	22,8	24,5	22,8					295,4	269,6	122,6	118,9	0,0	0,4	418,0	388,9
Inter-segment sales	45,8	34,4	13,9	11,8	6,3	6,7	8,9	8,6					74,9	61,5	11,0	14,8	0,0	0,0	85,9	76,3
External Sales	**137,7**	133,0	**53,0**	44,8	**14,2**	16,1	**15,6**	14,2					**220,5**	208,1	**111,6**	104,1	**0,0**	0,4	**332,1**	312,6
EBITDA	16,0	12,2	5,9	7,0	1,9	0,9	2,1	1,5			0,6	1,2	26,5	22,8	10,4	12,2	0,0	-1,4	36,9	33,6
Depreciation and amortization	4,0	4,1	1,6	1,3	0,9	0,8	0,4	0,5			0,6	1,2	7,5	7,9	2,1	2,1	0,0	0,0	9,6	10,0
EBIT	12,0	8,1	4,3	5,7	1,0	0,1	1,7	1,0			-11,5	0,0	7,5	14,9	8,3	10,1	0,0	-1,4	15,8	23,6
Capital expenditures	5,9	1,9	2,0	1,0	0,5	0,4	0,6	0,9					9,0	4,2	2,9	1,7	0,0	0,4	11,9	5,9
Noncash expenditures	0,3	0,0	0,1	0,0	0,1	0,0	0,1	0,0					0,6	0,0	0,0	0,0	0,0	0,0	0,6	0,0
	4/30/2006	10/31/2005	**4/30/2006**	10/31/2005	**4/30/2006**	10/31/2005	**4/30/2006**	10/31/2005			**4/30/2006**	10/31/2005	**4/30/2006**	10/31/2005	**4/30/2006**	10/31/2005	**4/30/2006**	10/31/2005	**4/30/2006**	10/31/2005
Assets	150,1	154,5	55,0	55,3	20,0	20,6	25,0	25,3			92,1	93,2	342,2	348,9	83,8	78,1	1,6	6,4	427,6	433,4
Liabilities	51,6	56,7	14,4	16,0	6,1	6,7	3,8	4,2			203,3	208,8	279,2	292,4	47,2	41,9	0,0	0,1	326,4	334,4

KEY FIGURES BY REGION FOR SEGMENT REPORTING

in million euros

	6 Months 2005/2006	6 Months 2004/2005	6 Months 2005/2006	6 Months 2004/2005	6 Months 2005/2006	6 Months 2004/2005	6 Months 2005/2006	6 Months 2004/2005	6 Months 2005/2006	6 Months 2004/2005	6 Months 2005/2006	6 Months 2004/2005	6 Months 2005/2006	6 Months 2004/2005	6 Months 2005/2006	6 Months 2004/2005	6 Months 2005/2006	6 Months 2004/2005	6 Months 2005/2006	6 Months 2004/2005
	Germany		Rest of Europe		North America		Asia		Others		Adjustments		ESCADA		PRIMERA		Others		Group	
External Sales	23,6	23,2	64,9	62,8	64,3	59,8	46,2	46,2	21,5	16,1			220,5	208,1	111,6	104,1	0,0	0,4	332,1	312,6
Capital expenditures	3,3	1,1	4,6	2,0	1,0	0,3	0,1	0,8					9,0	4,2	2,9	1,7	0,0	0,4	11,9	5,9
	4/30/2006	10/31/2005	4/30/2006	10/31/2005	4/30/2006	10/31/2005	4/30/2006	10/31/2005	4/30/2006	10/31/2005	4/30/2006	10/31/2005	4/30/2006	10/31/2005	4/30/2006	10/31/2005	4/30/2006	10/31/2005	4/30/2006	10/31/2005
Assets	91,7	99,2	70,9	67,0	44,7	44,6	42,8	44,9			92,1	93,2	342,2	348,9	83,8	78,1	1,6	6,4	427,6	433,4

Share ownership and subscription rights of members of the governing boards

Share ownership of members of the governing boards (common stocks) as of April 30, 2006:

Board of Management:

Frank Rheinboldt	750
Beate Rapp	42.960
Markus Schürholz	0

Supervisory Board:

Peter Zühlsdorff	
(held by Deutsche Industrie-Holding GmbH)	100.000
Peter Darrow, Federico Minoli and Richard Waryn	
(held by HMD Investment Partners LP)	4.500.000
Dr. Clemens Haindl	38.700

As of April 30, 2006, no portions in ESCADA's convertible bond (DE0005568174) or the ESCADA bond (XS0215685115) were held by the members of the Board of Management and the Supervisory Board.

As of April 30, 2006, no stock options were held by members of the Board of Management, as these options had been exercised between March 3 and March 31, 2006. These also included options by the former CEO, Mr. Wolfgang Ley, and the Board of Management member Ms. Beate Rapp. As of April 30, 2006, one former member of the Board of Management still held 40,000 stock options granted under this program. Further to this, members of the management of Group companies held 25,000 (previous year: 120,000) and other managerial staff held 106,500 (previous year: 243,000) stock options.

Financial calendar

March 3, 2006	Financial press and analyst conference 2004/05
March 3, 2006	Preliminary Key Figures 1. quarter 2005/2006
March 21, 2006	Roadshow Madrid
March 23 and 24, 2006	Roadshow London
March 29, 2006	Roadshow Frankfurt
April 11, 2006	Annual Shareholders' Meeting, Munich
April 26, 2006	Roadshow Edinburgh
April 27, 2006	Roadshow London
May 11, 2006	German High Yield and Crossover Conference, London
May 24, 2006	Roadshow Milan
June 15, 2006	European High Yield Conference, London
June 29, 2006	Interim report, First Half Year 2005/2006
September 28, 2006	Interim report, 9 Months 2005/2006
October 2 to 6, 2006	Roadshow USA
December 20, 2006	Preliminary Key Figures Fiscal Year 2005/2006

For further information

Investor Relations
Viona Brandt
ESCADA AG
Tel : ++49 – 89 – 99 44 13 36
Fax: ++49 – 89 – 99 44 15 00
Mail: viona.brandt@de.escada.com
http://investor-relations.escada.com

Financial end Business press
Frank Elsner
Frank Elsner Kommunikation für Unternehmen GmbH
Tel : ++49 – 54 04 – 91 92 0
Fax: ++49 – 54 04 – 91 92 29
Mail: info@elsner-kommunikation.de

Contact for shareholder
Mail: escada@aktionaersinfo.de

This Interim Report is also available in German.